Exhibit 99.3
Awards Roll in From Around the World for NICE’s Suspect Search Solution

The new video analytics solution is recognized for its innovation in the security industry, as selected by technology experts, end users, and fellow industry players

Paramus, New Jersey, October 7, 2014 – NICE Systems (NASDAQ: NICE) today announced that it has received several awards for its Suspect Search Video Analytics solution, which was officially announced to the market on September 22 and showcased for the first time at ASIS International 2014.

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ASIS Accolades award – presented by ASIS International, the organization for security professionals worldwide, this award recognizes the security industry’s most innovative new products, services and solutions

•	Campus Safety BEST award – recognizing superlative security, law enforcement, emergency management and safety solutions for K-12 campuses, institutions of higher education and healthcare organizations
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Security Trophy for “Innovative Tool and Application” of the Year - 2014 (by Marc Dumas Conseil, France) – awarded to the company that demonstrates innovative and effective solutions for improving the performance of security teams and their clients

NICE Suspect Search is a patent-pending video analytics technology that can quickly locate and retrace the movements of a suspect, lost child, or other person of interest within a video surveillance network. Video footage from different cameras and time frames can be reviewed in just minutes, as the system automatically filters out 95 percent of irrelevant images. In addition to achieving faster response times, organizations are able to restore normal operations quicker following a breach to a sensitive area. Digitally stamped images, video, and related location information associated with each search can easily be shared with police departments and district attorneys as part of forensic investigations.

Chris Wooten, Executive Vice President, NICE Security Group
“Shortly after its launch, Suspect Search received a number of accolades from around the globe. This enthusiasm reinforces the market need for such a solution and further positions NICE as a leading innovator in the industry. Suspect Search is an important tool which allows for the practical application of video analytics in order to search for a specific person in real time.”

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

For more information on NICE Suspect Search, visit http://www.nice.com/find-right-now/

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.